UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                               FEDDERS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    313135501
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                                 (CUSIP Number)

                                December 5, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   313135501
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Merrion Investment Management Company, L.L.C.
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [ ]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:   New Jersey
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 Number of Shares Beneficially Owned
   by Each Reporting Person With      (5) Sole Voting Power:           210,000*
                                          --------------------------------------
                                      (6) Shared Voting Power:       1,330,000*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:      210,000*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:  1,330,000*
                                          --------------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                     1,540,000*
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(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        (See Instructions):  [X]*
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(11)    Percent of Class Represented by Amount in Row (9):    5.1%*
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(12)    Type of Reporting Person (See Instructions):   IA
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* As of  December 5, 2006,  (i) Merrion  Partners,  L.P.,  a New Jersey  limited partnership ("Partners"), held 200,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Fedders Corporation, a Delaware corporation (the "Company"), (ii) William B. Wigton, chairman of Merrion Investment Management Company, L.L.C. ("MIM"), held 1,045,000 Shares, (iii) an immediate family member of Mr. Wigton, who is employed by an affiliate of MIM, held 150,000 Shares, (iv) two trusts for the benefit of certain family members of Mr. Wigton (the "Trusts") held an aggregate of 120,000 Shares, (v) one certain managed account of MIM (the "Managed Account") held 10,000 Shares, (vi) two certain brokerage accounts held at an affiliate of MIM (the "Brokerage
Accounts")   held  an  aggregate  of  15,000   Shares  and  (vii)  four  certain
nondiscretionary accounts held at an affiliate of MIM (the "Nondiscretionary Accounts") held an aggregate of 235,000 Shares. MIM, a New Jersey limited liability company and an investment adviser registered with the Securities and Exchange Commission, serves as the investment manager of Partners and the Managed Account and possesses sole power to vote and direct the disposition of all Shares held by Partners and the Managed Account. MIM may also be deemed to share the power to vote and direct the disposition of Shares held by or for the benefit of Mr. Wigton and his immediate family. Mr. Wigton serves as the


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investment  adviser  of the  Brokerage  Accounts  and may be deemed to share the power to vote and direct the disposition of Shares held in the Brokerage Accounts. Neither of MIM nor Mr. Wigton possess the power to vote or to direct the disposition of Shares held by the Nondiscretionary Accounts. Thus, as of December 5, 2006, for the purposes of Reg. Section 240.13d-3, MIM may be deemed to beneficially own 1,540,000 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date. MIM expressly disclaims beneficial ownership of the Shares beneficially owned and held by, or for the benefit of, Mr. Wigton, his immediate family, the Brokerage Accounts and the Nondiscretionary Accounts.

Item 1(a).  Name of Issuer.    Fedders Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices.
            505 Martinsville Road, Liberty Corner, NJ 07938-0813


Item 2(a).  Name of Person Filing.
            Merrion Investment Management Company, L.L.C.

Item 2(b). Address of Principal Business Office or, if None, Residence. 210 Elmer Street, Westfield, NJ 07090-2128

Item 2(c).  Citizenship.
            Merrion Investment Management Company, L.L.C. is a New Jersey limited liability company.

Item 2(d).  Title of Class of Securities.
            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.  313135501


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.


Item 4.  Ownership.

         (a)   Amount Beneficially Owned (as of December 5, 2006)     1,540,000*

         (b)   Percent of Class (as of December 5, 2006)                   5.1%*

         (c)   Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote          210,000*

                 (ii) shared power to vote or to direct the vote      1,330,000*

                (iii) sole power to dispose or to direct the
                      disposition of                                    210,000*

                 (iv) shared power to dispose or to direct the
                      disposition of                                  1,330,000*


* As of December 5, 2006, (i) Merrion Partners, L.P., a New Jersey limited partnership ("Partners"), held 200,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Fedders Corporation, a Delaware corporation (the "Company"), (ii) William B. Wigton, chairman of Merrion Investment

Management Company, L.L.C. ("MIM"), held 1,045,000 Shares, (iii) an immediate family member of Mr. Wigton, who is employed by an affiliate of MIM, held 150,000 Shares, (iv) two trusts for the benefit of certain family members of Mr. Wigton (the "Trusts") held an aggregate of 120,000 Shares, (v) one certain managed account of MIM (the "Managed Account") held 10,000 Shares, (vi) two certain brokerage accounts held at an affiliate of MIM (the "Brokerage Accounts") held an aggregate of 15,000 Shares and (vii) four certain nondiscretionary accounts held at an affiliate of MIM (the "Nondiscretionary Accounts") held an aggregate of 235,000 Shares. MIM, a New Jersey limited liability company and an investment adviser registered with the Securities and Exchange Commission, serves as the investment manager of Partners and the Managed Account and possesses sole power to vote and direct the disposition of all Shares held by Partners and the Managed Account. MIM may also be deemed to share the power to vote and direct the disposition of Shares held by or for the benefit of Mr. Wigton and his immediate family. Mr. Wigton serves as the investment adviser of the Brokerage Accounts and may be deemed to share the power to vote and direct the disposition of Shares held in the Brokerage Accounts. Neither of MIM nor Mr. Wigton possess the power to vote or to direct the disposition of Shares held by the Nondiscretionary Accounts. Thus, as of December 5, 2006, for the purposes of Reg. Section 240.13d-3, MIM may be deemed to beneficially own 1,540,000 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date. MIM expressly disclaims beneficial ownership of the Shares beneficially owned and held by, or for the benefit of, Mr. Wigton, his immediate family, the Brokerage Accounts and the Nondiscretionary Accounts.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         William B. Wigton, his immediate family members, trusts for the benefit of certain family members of Mr. Wigton, the Managed Account, the Brokerage Accounts and the Nondiscretionary Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by or for the benefit of each of them, respectively.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for


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the purpose of or with the effect of changing or influencing  the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      December 13, 2006


                                      MERRION INVESTMENT MANAGEMENT COMPANY, LLC

                                      By: /s/ Randolph Rogers
                                         ---------------------------------------
                                         Name:  Randolph Rogers
                                         Title: Chief Financial Officer



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)